Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    WayBetter, Inc.
          Offering Statement on Form 1-A
          File No. 024-10515
                                                                                                                                                           March 3 , 2016

Dear Mr. Spirgel :

On behalf of WayBetter, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 2 p.m., Eastern Time, on March 7, 2016, or as soon thereafter as is practicable.
In making this request, the Company acknowledges that:
·	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
·
The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

·	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James Rosen

James Rosen
Chief Executive Officer
WayBetter, Inc.